FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

THIRD QUARTER 2008 REVENUE IN LINE WITH GUIDANCE

FULL YEAR 2008 OUTLOOK CONFIRMED

KEY HIGHLIGHTS FOR THE QUARTER

•

Revenues of Euro 4.065 billion, down 0.9% sequentially

•

Adjusted[2] gross profit of Euro 1.320 billion or 32.5% of revenues (33.0% excl. one time item)

•

Adjusted[2] operating income[1] of Euro 40 million or 1.0% of revenues

•

Adjusted[2] net income (group share) of Euro 41 million or Euro 0.02 per diluted share

•

Reported net loss (group share) of Euro (40) million or Euro (0.02) per diluted share

•

Net debt of Euro 600 million at September 30, 2008

•

Funded status of pensions and OPEB shows surplus of Euro 2.997 billion at September 30, 2008

Paris, October 30, 2008 – Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the third quarter 2008.

During the quarter, revenues declined 6.6% year-over-year and decreased 0.9% sequentially to Euro 4.065 billion. At constant exchange rate, revenues declined 2.2% year-over-year and 2.9% sequentially. At constant exchange rate and on a year-over-year basis, Carrier revenues declined 9.4%, Enterprise revenues grew 6.3% and Services revenues grew 16.6%. The adjusted2 gross margin was 32.5% of revenues, or 33.0% excluding a currency hedging loss of Euro 23 million. Adjusted operating expenses declined 9.6% year-over-year and 4.5% sequentially, leading to an adjusted2 operating income1 of Euro 40 million or 1.0% of revenues. Adjusted2 net income was Euro 41 million or Euro 0.02 per diluted share, including a one-time income of Euro 63 million pre tax and of Euro 38 million after tax resulting from the amendment of the post retirement healthcare plan.

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO commented: “I am delighted to have joined Alcatel-Lucent, a company which has the talent, technologies and customer base to grow profitably in its market.

First, let me state that we are in good shape from a cash standpoint. We achieved a positive cash flow from operating activities this quarter through the reduction of our operating working capital requirements. The funded status of our pensions and other post retirement benefits remains materially positive with a prudent asset allocation. With gross cash on hand and marketable securities of Euro 4.46 billion and less than Euro 1 billion worth of bond debt maturing in the next 12 months, we are adequately funded.

Second, we met our revenue guidance in a more challenging macroeconomic environment. In addition to the ongoing CDMA decline, we saw a reduction in spending by certain customers in developed markets, especially in fixed access and terrestrial optics. This was partly offset, however, by the strong performance of certain carrier activities, including W-CDMA, NGN and submarine networks. In addition, we continued to grow our Enterprise business at a healthy rate and saw accelerated growth in Services.

Having said that, our profitability remains unsatisfactory. The gross margin came in at the lower end of our expectations in the third quarter, reflecting an adverse shift in both our product and geographic mixes. In the carrier space, this was coupled to a declining top-line and led to an adjusted operating loss which calls for a set of actions that I will be describing over the coming period. I would nonetheless point to the high single-digit operating margin in the Enterprise segment and the double-digit operating margin in Services”.

MARKET AND OUTLOOK

In its outlook for the third quarter, Alcatel-Lucent was already prudent in its view about the telecommunications market due to a weakening macroeconomic environment. Today, the company continues to anticipate that the global telecommunications equipment and related services market should be flat in 2008 at constant currency.

Alcatel-Lucent reiterates that its full year 2008 revenue, expressed in current Euro rate, should be down in the low to mid single-digit range. The company continues to expect an adjusted gross margin in the mid thirties and an adjusted operating margin in the low to mid single-digit range in percentage of revenue in full year 2008.

Based on its outlook for the fourth quarter, the company continues to expect its year-end net debt to be materially reduced compared to the level at the end of June 2008.

THALES

Alcatel-Lucent believes that it is possible to maintain its ongoing partnerships with Thales without necessarily having any capital tie. The company is currently reviewing all options regarding its 20.8% stake in Thales, including a potential sale, in the best interest of its shareholders.

REPORTED RESULTS

For the third quarter 2008, Alcatel-Lucent’s reported revenues amounted to Euro 4,065 million. The reported gross profit was Euro 1,319 million. Reported operating loss1 was Euro (85) million, including the negative impact from Purchase Price Allocation (PPA) entries of Euro (125) million. For the quarter, reported net loss (group share) was Euro (40) million or Euro (0.02) per diluted share (USD (0.03) per ADS), including the negative after tax impact from PPA entries of Euro (81) million.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from PPA entries in relation to the Lucent business combination. These non-cash impacts are very material and non-recurring due to the different amortization periods depending on the nature of the adjustments, as detailed in the annex. Reported figures are not comparable with our main competitors and many business players who have not undergone any similar business combinations as the Alcatel and Lucent one.

For the third quarter 2008, Alcatel-Lucent generated revenues of Euro 4,065 million, compared to Euro 4,350 million in the year-ago quarter, a decrease of 6.6%. The adjusted2 gross profit was Euro 1,320 million or 32.5% of revenues, compared to an adjusted2 gross profit of EUR 1,486 million or 34.2% of revenues in the year ago-quarter. Adjusted2 operating income1 was Euro 40 million, 1.0% of revenues, compared with an adjusted2 operating profit of Euro 70 million or 1.6% of revenues in the year-ago quarter. Adjusted2 net income (group share) was Euro 41 million or Euro 0.02 per diluted share (USD 0.03 per ADS), compared to an adjusted2 net loss of Euro (258) million or Euro (0.11) per share (USD (0.16) per ADS) in the year-ago quarter.

BALANCE SHEET AND PENSION STATUS

The net (debt)/cash position was Euro (600) million as of September 30, 2008, compared with Euro (415) million as of June 30, 2008. The increase in net debt of Euro (185) million primarily reflects the low level of operating profitability this quarter, the cash outflow related to restructuring plans (Euro (113) million), a still high contribution to pensions (Euro (98) million) and the impact of currency translation on our net debt position (Euro (68) million) partially offset by a Euro 128 million reduction in total working capital requirements.

The funded status of pensions and Other Post Employment Benefits (OPEB) amounted to a surplus of Euro 2.997 billion as of September 30, 2008, up from Euro 2.848 billion as of June 30, 2008. This increase essentially reflects a favourable currency translation impact on the funded status of US plans, which was stable sequentially in USD terms. The funded status of our non US plans decreased slightly.

KEY FIGURES

Adjusted Profit & Loss	Third	Third	% change,	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2008	2007	(% or pt)	2008	(% or pt)
Revenues	4 065	4 350	-6,6%	4 101	-0,9%
Gross profit	1 320	1 486	-11,2%	1 433	-7,9%
in % of revenues	32,5%	34,2%	-1,7 pt	34,9%	-2,5 pt
Operating income (1)	40	70	-42,9%	93	-57,0%
in % of revenues	1,0%	1,6%	-0,6 pt	2,3%	-1,3 pt
Net income (loss) (Group share)	41	-258	Nm	-222	nm
EPS diluted (in Euro)	0,02	-0,11	Nm	-0,10	Nm
E/ADS* diluted (in USD)	0,03	-0,16	Nm	-0,15	Nm
Number of diluted shares (million)	2260,4	2257,1	0,1%	2259,1	0,1%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4081 as of September 30 2008, USD 1.4219 as of September 28 2007 and USD 1.5748 as of June 30 2008.

Segment breakdown	Third	Third	% change,	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2008	2007	(% or pt)	2008	(% or pt)
Carriers	2 734	3 142	-13,0%	2 811	-2,7%
Enterprise	388	380	2,2%	386	0,5%
Services	870	776	12,1%	818	6,4%
Other & eliminations	73	52	39,1%	87	-15,7%
Total group revenues	4 065	4 350	-6,6%	4 101	-0,9%

Breakdown of segment	Third	Third	% change,	Second	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2008	2007	(% or pt)	2008	(% or pt)
Carriers	-91	21	Nm	11	Nm
In % of revenues	-3,3%	0,7%	-4,0 pt	0,4%	-3,7 pt
Enterprise	29	29	1,4%	29	0,3%
In % of revenues	7,5%	7,5%	-0,1 pt	7,5%	0,0 pt
Services	87	40	117,5%	71	23,1%
In % of revenues	10,0%	5,2%	4,8 pt	8,6%	1,4 pt
Other & eliminations	15	-20	Nm	-18	Nm
Segment op. income (loss)	40	70	Nm	93	-57,0%

Cash Flow highlights	Third quarter	Second quarter	Third quarter
In Euro million	2008	2008	2007
Net (debt)/cash at beginning of period	-415	-30	221
Adjusted operating income	40	93	70
Depreciation & Amort; OP non cash; other	198	177	191
Operating Cash Flow *	238	270	261
Change in operating & other WCR	128	-150	-263
Interest	-36	-16	-21
Taxes	-14	-48	-13
Dividends received from equity affiliates	0	41	0
Cash contribution to pension & OPEB	-98	-112	-54
Restructuring cash outlays	-113	-166	-128
Cash flow from operating activities	105	-181	-218
Capital expenditures (incl. R&D cap.)	-217	-203	-191
Free Cash Flow	-112	-384	-409
Disposals, Discontinued, Cash from financing & Forex	-73	-1	64
Change in net(debt)/cash position	-185	-385	-345
Net (debt)/cash at end of period	-600	-415	-124
* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

Balance sheet - Assets	Sept. 30,	June 30,	Sept. 30,
In Euro million	2008	2008	2007
Total non-current assets	18 941	18 348	23 303
of which Goodwill & intangible assets, net	10 644	10 004	14 423
of which Prepaid pension costs	3 053	3 129	3 412
of which marketable securities	0	0	56
of which Other non-current assets	5 244	5 215	5 412
Total current assets	12 941	12 595	13 403
of which OWC assets	6 991	6 902	7 124
of which other current assets	1 489	1 284	1 342
of which marketable securities, cash & cash equivalents	4 461	4 409	4 937
Total assets	31 882	30 943	36 706

Balance sheet - Liabilities and shareholders' equity	Sept. 30,	June 30,	Sept. 30,
In Euro million	2008	2008	2007
Total shareholders equity	10 432	9 957	14 473
of which attributable to the equity holders of the parent	9 867	9 445	13 984
of which minority interests	565	512	489
Total non-current liabilities	9 966	9 801	11 663
of which pensions, and other post-retirement benefits	3 960	3 967	4 499
of which long term debt	3 900	3 649	4 827
of which other non-current liabilities	2 106	2 185	2 337
Total current liabilities	11 484	11 185	10 570
of which provisions	2 541	2 545	2 705
of which short term debt	1 204	1 194	323
of which OWC liabilities	5 546	5 394	5 434
of which other current liabilities	2 193	2 052	2 108
Total liabilities and shareholder's equity	31 882	30 943	36 706

BUSINESS COMMENTARY

Please note that all the following business comments are based on a year-over-year comparison at constant exchange rate, unless otherwise specified.

CARRIER OPERATING SEGMENT

For the third quarter 2008, revenues for the Carrier operating segment were Euro 2,734 million compared to Euro 3,142 million in the year-ago quarter, a 13.0% decrease at current exchange rate and a 9.4% decrease at constant rate. The segment posted an adjusted2 operating1 loss of Euro (91) million or an operating margin of (3.3) % compared to a profit of Euro 22 million or a margin of 0.7% in the year ago period.

Key highlights:

•

Fixed access revenue decreased at a strong double-digit rate. The ongoing decline in new subscribers to copper-based broadband access, coupled with a rapidly deteriorating economic environment led certain customers in North America and Europe to reduce their capital expenditure plans for fixed access, thus impacting both our DSL and Digital Loop Carrier (DLC) activities. Alcatel-Lucent shipped 6.1 million DSL ports in the quarter, down 23% from the year-ago quarter and 21% sequentially. On the other hand, revenue from FTTH solutions more than doubled this quarter, taking the year-to-date growth to more than 60%. Alcatel-Lucent further reinforced its leadership position in next generation broadband access both in FTTN, where it was selected by KPN as its exclusive supplier and in FTTH where it announced several contract wins, including EPB in US, Telecom Malaysia and Neuf Cegetel in France as part of a social housing project in Paris.

•

In data networking, revenue from its IP/MPLS service routers enjoyed solid growth both year over year and sequentially, shipping to more than 20 new customers, taking the total to more than 250 customers to date. Alcatel-Lucent announced new wins with Eircom (Ireland), Bezeq (Israel), EPB Telecom (USA) and Telecom Malaysia. The company’s solution for mobile backhauling (7705 Service Aggregation Router), is also gaining traction with more than 20 customers and 20 additional trials. The ATM switching business continued on its structural decline path.

•

Optical networking grew slightly this quarter, a contrast with the double-digit growth rate reported in the first half, reflecting a slowdown in the terrestrial optical networking market. Submarine networks and microwave transmission activities grew at a strong double-digit rate.

•

In mobile networks, GSM revenue declined this quarter, due to the temporary freeze on networks expansion in China during the Olympics. W-CDMA revenue doubled this quarter, as it continued to benefit from a strong ramp-up in revenues in France, the US and Korea. Alcatel-Lucent won several new W-CDMA customers in the third quarter including Vodacom in South Africa and BSNL/ITI in India. Year to date, the company has been selected by 11 new W-CDMA customers, taking the total to more than 50. CDMA revenues declined materially year-over-year but recovered sequentially, as the company began shipments to a Chinese customer.

•

LTE: in the past months, the roadmaps as well as the technical and business requirements of key operators around the world have significantly evolved. Recognizing the diversity of the market, Alcatel-Lucent and NEC are further optimizing the scope and format of their technical collaboration in the LTE radio access space. The two companies are currently considering the opportunity to focus their technical cooperation on selected parts of the LTE radio access platform, in the form of specific joint development agreements as appropriate. Alcatel-Lucent is fully committed to providing its customers with a superior end-to-end LTE solution. The company has already accelerated its global LTE development program in the past two quarters, and will continue to do so to meet the roadmap and requirements of its key customers around the globe.

•

The company’s core switching activities declined moderately year over year, as the decline in legacy TDM voice was almost entirely offset by the strong, double-digit growth in NGN.

•

Applications had a softer quarter due to a slowdown in legacy Messaging and IN (Intelligent Networks) activities. Revenue from Subscriber Data Management and Multimedia applications continued to enjoy strong double-digit growth driven by Asia and the Americas.

ENTERPRISE OPERATING SEGMENT

For the third quarter 2008, revenues for the Enterprise operating segment were Euro 388 million compared to Euro 380 million in the year-ago quarter, an increase of 2.2% at current exchange rate and of 6.3% at constant rate. Adjusted2 operating income1 was Euro 29 million, or 7.5% of revenues, flat from last year.

Key highlights:

•

Enterprise Solutions grew in the mid single-digit range. This was driven by Data networking which enjoyed its seventh consecutive quarter of double-digit growth as well as the sustained momentum in sales of voice solutions to large enterprises, more than offsetting the slowdown in demand from small and medium businesses.

•

Genesys, the contact centre software activity, grew at a high single-digit rate this quarter versus a double-digit rate in the first half, due to a slowdown in professional services.

•

From a geographic standpoint, the segment saw double-digit growth in both North America and Latin America and low-single digit growth in both Europe and Asia.

•

The adjusted operating margin of the Enterprise segment was stable both year-over-year and sequentially, at a rather high level.

SERVICES OPERATING SEGMENT

For the third quarter 2008, revenues for the Services operating segment were Euro 870 million compared to Euro 776 million in the year-ago quarter, an increase of 12.1% at current exchange rate and of 16.6% at constant rate. Adjusted2 operating income1 was Euro 87 million or 10.0% of revenues compared to Euro 40 million or 5.2% of revenues in the year ago quarter.

Key highlights:

•

Network operations enjoyed accelerated growth this quarter, both in revenues and orders due to the ramp-up of some of the large contract wins announced since the start of the year.

•

Network integration grew in the high teens this quarter, a somewhat slower growth than in the first half, due to the slowdown in the part of the business which is attached to the sale of carrier products. Alcatel-Lucent nevertheless continued to enjoy very strong growth in complex network design, network optimisation and network transformation projects.

•

Growth in Professional services – which include the integration of software applications either from Alcatel-Lucent or third parties – accelerated to the high teens this quarter compared to the high single-digit growth achieved in the first half, driven by IPTV and OSS integration.

•

Finally, Maintenance returned to double-digit growth this quarter, driven both by multivendor maintenance and legacy maintenance.

•

The segment reached double-digit operating profitability this quarter, due to the strong year-over-year increase in revenue, a good mix and an improvement in the gross margin in all four activities.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/3q2008

Notes

All adjusted figures are unaudited.

1- Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2- “Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See annex for detailed information).

2009 Upcoming events/ announcements

February 4, 2009

Fourth quarter and full year 2008 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Stéphane Lapeyrade	Tel: + 33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) expected revenues, adjusted gross margin and adjusted operating margin for full year 2008 and (ii) net debt at year end 2008. Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2007, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PRO FORMA RESULTS - 2008

	Q1-2008			Q2-2008			Q3-2008			YTD 09-2008
(unaudited)	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted

Revenues	3 864	0	3 864	4 101	0	4 101	4 065	0	4 065	12 030	0	12 030
Cost of sales (a)	(2 467)	2	(2 465)	(2 669)	1	(2 668)	(2 746)	1	(2 745)	(7 882)	4	(7 878)

Gross Profit	1 397	2	1 399	1 432	1	1 433	1 319	1	1 320	4 148	4	4 152

Administrative and selling expenses (b)	(795)	30	(765)	(751)	28	(723)	(740)	30	(710)	(2 286)	88	(2 198)
Research and Development costs (c)	(708)	110	(598)	(702)	85	(617)	(664)	94	(570)	(2 074)	289	(1 785)

Operating income (loss) (1)	(106)	142	36	(21)	114	93	(85)	125	40	(212)	381	169

Restructuring costs	(122)		(122)	(265)	0	(265)	(94)	0	(94)	(481)		(481)
Impairment of assets	0		0	(810)	810	0	(5)	5	0	(815)	815	0
Post-retirement benefit plan amendment	0			(18)		(18)	63	0	63	45		45
Gain/(los) on disposal of consolidated entities	(1)		(1)	0		0	0	0	0	(1)		(1)

Income (loss) from operating activities	(229)	142	(87)	(1 114)	924	(190)	(121)	130	9	(1 464)	1 196	(268)

Financial result (net)	45	0	45	50	0	50	67	0	67	162		162

Share in net income(losses) of equity affiliates	28		28	28	0	28	28	0	28	84		84
Income tax (expense) benefit (d)	(19)	(56)	(75)	(50)	(44)	(94)	(10)	(49)	(59)	(79)	(149)	(228)

Income (loss) from continuing operations	(175)	86	(89)	(1 086)	880	(206)	(36)	81	45	(1 297)	1 047	(250)

Income (loss) from discontinued activities	0	0	0	0	0	0	(2)	0	(2)	(2)		(2)

Net Income (loss)	(175)	86	(89)	(1 086)	880	(206)	(38)	81	43	(1 299)	1 047	(252)

of which : Group share	(181)	86	(95)	(1 102)	880	(222)	(40)	81	41	(1 323)	1 047	(276)
Minority interests	6		6	16	0	16	2	0	2	24		24

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment
Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the condensed consolidated financial statements at September 30, 2008).
PPA : Purchase Price Allocation entries related to Lucent business combination
Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2007)
These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.
(a) Depreciation of the reevaluation to fair value of productive tangible assets
(b) Amortization of intangibles assets - long term customer relationship (5-8 years)
(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years) - Correction of the net book value of intangible disposed of (patents).
(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: October 30 , 2008	By:	/s/ Hubert de Pesquidoux
Hubert de Pesquidoux
Chief Financial Officer